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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of July 2007

Commission File Number: 0-30150

BUFFALO GOLD LTD.

----------------------------------------------------

(Translation of registrant's name into English)

24th Floor - 1111 W. Georgia Street, Vancouver, B.C. V6E 4M3

-------------------------------------------------------------------------------------------------

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [ X ]	Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [  ]                                                                 No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Documents Included as Part of this Report

Exhibit No.	Document
1.	News Release dated July 3, 2007
2.	Material Change Report dated July 4, 2007
3.	Early Warning Report dated July 2, 2007

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 4, 2007	BUFFALO GOLD LTD. By: Damien Reynolds --------------------------------------- Name: Damien Reynolds, Title: Chairman of the Board

24TH Floor - 1111 W. Georgia St.

Vancouver, BC, Canada V6E 4M3

Phone: 604.685.5492
Fax: 604.685.2536

www.buffalogold.ca

Trading Symbol:  TSXV – BUF.U

OTC\BB – BYBUF

FWB – B4K

BUFFALO GOLD ACQUIRES POSITION IN KINBAURI GOLD

Vancouver, B.C., July 3, 2007 – Buffalo Gold Ltd. (TSX-V: BUF.U; OTC-BB: BYBUF; FWB: B4K) is pleased to report, pursuant to Section 111 of the Securities Act (British Columbia) and Section 141 of the Securities Act (Alberta) with respect to Kinbauri Gold Corp. (“Kinbauri”), that pursuant to a private placement transaction completed on June 29, 2007, (the “Private Placement”), Buffalo acquired 11,000,000 Common Shares (“Common Shares”) and 5,500,000 Share Purchase Warrants (“Warrants”) of Kinbauri at a price of $0.50 per unit for an aggregate consideration of $5,500,000.

The Common Shares represent approximately 25.4% of the issued and outstanding shares of Kinbauri.  Taking into account the exercise of the Warrants, Buffalo would own 33.8% of the issued and outstanding common shares of Kinbauri on a partially diluted basis.  Prior to the closing of the Private Placement, Buffalo did not hold any common shares in the capital of Kinbauri

Buffalo acquired these securities for investment purposes only. Depending on economic or market conditions or matters relating to Kinbauri, Buffalo may choose to either acquire additional securities or dispose of securities of Kinbauri subject to applicable notices being filed.

To find out more about Buffalo Gold Ltd. (TSX-V: BUF.U), please visit the company website at

www.buffalogold.ca.

On behalf of the Board of Directors of

BUFFALO GOLD LTD.

     “Brian McEwen”

________________________________

Brian McEwen,

President

For further information please contact:

Julie Hajduk, Investor Relations

E-mail: julie@buffalogold.ca

Phone: 604.685.5492 or tollfree 1.888.685.5492

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ACCURACY OF THIS PRESS RELEASE

Form 51-102F3

MATERIAL CHANGE REPORT

Item 1

Name and Address of Company

Buffalo Gold Ltd.
("Buffalo" or the “Company”)

24th Floor, 1111 West Georgia Street

Vancouver, BC  V6E 4M3

Item 2

Date of Material Change

July 3, 2007

Item 3

News Release

A press release was issued on July 4, 2007, at Vancouver, B.C.

Item 4

Summary of Material Change

Pursuant to a private placement transaction completed on June 29, 2007, Buffalo acquired 11,000,000 Common Shares and 5,500,000 Share Purchase Warrants of Kinbauri Gold Corp. at a price of $0.50 per unit for an aggregate consideration of $5,500,000.

Item 5

Full Description of Material Change

Buffalo reports, pursuant to Section 111 of the Securities Act (British Columbia) and Section 141 of the Securities Act (Alberta) with respect to Kinbauri Gold Corp. (“Kinbauri”), that pursuant to a private placement transaction completed on June 29, 2007, (the “Private Placement”), Buffalo acquired 11,000,000 Common Shares (“Common Shares”) and 5,500,000 Share Purchase Warrants (“Warrants”) of Kinbauri at a price of $0.50 per unit for an aggregate consideration of $5,500,000.

The Common Shares represent approximately 25.4% of the issued and outstanding shares of Kinbauri.  Taking into account the exercise of the Warrants, Buffalo would own 33.8% of the issued and outstanding common shares of Kinbauri on a partially diluted basis.  Prior to the closing of the Private Placement, Buffalo did not hold any common shares in the capital of Kinbauri

Buffalo acquired these securities for investment purposes only. Depending on economic or market conditions or matters relating to Kinbauri, Buffalo may choose to either acquire additional securities or dispose of securities of Kinbauri subject to applicable notices being filed.

Item 6

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7

Omitted Information

Not applicable.

Item 8

Executive Officer

Damien Reynolds, Chairman of the Board at (604) 685-5492.

Item 9

Date of Report

July 4, 2007

BUFFALO GOLD LTD.

Per:  Damien Reynolds

_______________________

Damien Reynolds,

Chairman of the Board of Directors

REPORT PURSUANT TO NATIONAL INSTRUMENT 62-103

SECTION 111 OF THE SECURITIES ACT (BRITISH COLUMBIA)

SECTION 176 OF THE SECURITIES ACT (ALBERTA)

EARLY WARNING REPORT

1.

Name and address of the Offeror:

Buffalo Gold Limited

Suite 2400 – 1111 West Georgia Street

Vancouver, British Columbia, Canada, V6E 4M3

(the “Offeror”)

2.

Name of reporting issuer:

Kinbauri Gold Corp. (“KNB”)

3.

Designation and Number or principal amount of securities and the Offeror’s securityholding percentage in the class of securities of which the Offeror acquired ownership or control in the transaction or occurrence giving rise to the obligation to file the news release, and whether it was ownership or control that was acquired in those circumstances:

Pursuant to a private placement transaction completed on June 29, 2007, (the “Private Placement”), the Offeror acquired 11,000,000 Common Shares (“Common Shares”) and 5,500,000 Share Purchase Warrants (“Warrants”) of KNB at a price of $0.50 per unit for an aggregate consideration of $5,500,000.  The Common Shares represent approximately 25.4% of the issued and outstanding shares of KNB.  Taking into account the exercise of the Warrants, the Offeror would own 33.8% of the issued and outstanding common shares of KNB on a partially diluted basis.

4.

Designation and Number or principal amount of securities and the Offeror’s securityholding percentage in the class of securities immediately after the transaction or occurrence giving rise to the obligation to file the news release:

Prior to the closing of the transaction referenced to in paragraph 3 above, the Offeror did not hold any common shares in the capital of the Issuer.

The Offeror now exercises control and direction over an aggregate of 11,000,000 common shares of KNB, representing approximately 25.4% of the issued and outstanding common shares of KNB. Taking into account the exercise of the Warrants, the Offeror would own 33.8% of the issued and outstanding common shares of KNB on a partially diluted basis.

5.

Designation and Number or principal amount of securities and the percentage of outstanding securities of the class of securities referred to above over which:

(i)

the Offeror, either alone or together with any joint actors, has ownership and control:

The Offeror has sole ownership and control over the securityholdings referenced in paragraph 4 above.

(ii)

the Offeror, either alone or together with any joint actors, has ownership but control is held by other persons or companies other than the Offeror or any joint actor:

Not applicable

(iii)

the Offeror, either alone or together with any joint actors, has exclusive or shared control but does not have ownership:

Not applicable

6.

The name of the market in which the transaction or occurrence that gave rise to the news release took place:

The securities were acquired from treasury pursuant to a previously announced private placement.

7.

The purpose of the Offeror and any joint actors in effecting the transaction or occurrence that gave rise to the news release, including any future intention to acquire ownership of, or control over, additional securities of the reporting issuer:

The securities were acquired for investment purposes only. The Offeror has not acquired and has no present intention of acquiring any further securities of KNB.

8.

General Nature and material terms of any agreement, other than lending arrangements, with respect to securities of the reporting issuer entered into by the Offeror, or any joint actor, and the issuer of the securities or any other entity in connection with the transaction or occurrence giving rise to the news release, including agreements with respect to the acquisition, holding, disposition or voting of any of the securities:

The securities were acquired pursuant to a subscription agreement with KNB for a cash consideration of $5,500,000.

9.

Names of any joint actors in connection with the disclosure required by Appendix E of National Instrument 62-103:

None.

10.

In the case of a transaction or occurrence that did not take place on a stock exchange or other market that represents a published market for the securities, including an issuance from treasury, the nature and value of the consideration paid by the Offeror:

The Offeror paid $0.50 per Unit for the 11,000,000 Common Shares and 5,500,000 Share Purchase Warrants issued pursuant to the private placement.

11.

If applicable, a description of any change in any material fact set out in a previous report by the Offeror under the early warning requirements:

None.

DATED at Vancouver, British Columbia as of the 2nd day of July 2007.

Buffalo Gold Limited

Per: “Brian McEwen”

Brian McEwen, President and

Director